UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

**Dated January 25, 2019**

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
**Trading as Sibanye-Stillwater**
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



# MARKET RELEASE

**Amended trading statement for the year ended 31 December 2018**

**Johannesburg, 20 February 2019:** Further to the trading statement released on 14 February 2019, a further review of the effects of recent changes in tax legislation in the United States (US) has resulted in an amendment to deferred tax for the year ended 31 December 2018. Accordingly, shareholders are advised that Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) expects to report an attributable loss of R2,500 million (US$189 million)] for the year ended 31 December 2018, which compares with guidance of R1,000 million (US$77 million) from the trading statement last week. During the six months ended 31 December 2018, the Governor of New Jersey, signed a number of bills implementing various changes to tax legislation, which have an impact on the US PGM operations. The most significant change in the new legislation has resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership), which resulted in an increase in the estimated deferred tax rate relating to the US PGM operations, and a revised deferred tax charge of R1,499 million (US$113 million).  This change has no impact on the 2018 cash flows and is expected to unwind over the life of the Stillwater operations.  However, we will further investigate tax planning alternatives to minimize this additional deferred tax.

As a result, the Group will report a basic loss per share of 110 cents (8 US cents) for the year ended 31 December 2018, which is less than the basic loss per share of 229 cents (17 US cents) reported for the previous year and headline loss per share of 1 cent (nil US cents) compared with the headline loss per share of 12 cents (1 US cents), for the comparable period in 2017. This represents a 52% reduction in the basic loss per share and a 92% reduction in respect of HEPS.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater's auditors.

## Results presentation

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2018 on Thursday, 21 February 2019 after 08:00 (CAT) and will host a live presentation and webcast at 10:00 (CAT). For the webcast and conference call details, please refer to our website at www.sibanyestillwater.com.

## Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

## FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 25, 2019

By:        /s/ Charl Keyter

Name:      Charl Keyter
Title:     Chief Financial Officer